Exhibit 12.1
Lexington Realty Trust
Ratio of earnings to fixed charges

	For the year ended December 31,
	($000’s)
	Nine months
	ended
	September
	30, 2008	2007	2006	2005	2004	2003
Earnings

Income (loss) before benefit (provision) for income taxes, minority interest, equity in earnings of non-consolidated entities, gains on sale of properties-affiliate and discontinued operations	$3,864	$(74,392)	$(11,794)	$12,918	$22,389	$11,963
Interest expense	116,935	159,098	63,451	54,897	35,533	24,832
Amortization expense – debt cost	3,584	4,530	1,646	1,280	915	777
Debt satisfaction charges (gains)	(39,020)	1,209	(7,228)	(4,409)	56	2,994
Cash received from joint ventures	26,575	17,388	22,239	14,663	5,294	8,128

Total	$111,938	$107,833	$68,314	$79,349	$64,187	$48,694

Fixed Charges
Interest expense	$116,935	$159,098	$63,451	$54,897	$35,533	$24,832
Amortization expense – debt cost	3584	4,530	1,646	1,280	915	777
Debt satisfaction charges (gains)	(39,020)	1,209	(7,228)	(4,409)	56	2,994
Capitalized interest expense	229	277	513	816	225	142

Total	$81,728	$165,114	$58,382	$52,584	$36,729	$28,745

Ratio	1.37	N/A	1.17	1.51	1.75	1.69

N/A	– Ratio is less than 1.0, deficit of $57,281 exists at December 31, 2007.